Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

August 27, 2020

Fresenius Medical Care: Strong growth despite the pandemic, Annual General Meeting approves 23rd straight dividend increase

Fresenius Medical Care, the world’s largest provider of dialysis products and services, has proved resilient during the COVID-19 pandemic and remains on its growth course, Chief Executive Officer Rice Powell said at today’s Annual General Meeting. In order to protect all participants’ health amid the pandemic, this year’s meeting, originally set for May, was not held as usual in Frankfurt but as a virtual meeting on the Internet. Powell spoke from the company’s North America headquarters in Waltham, Massachusetts, in the United States, while other Management and Supervisory Board members joined from locations around the world.

In his speech to the shareholders, Powell stressed the essential contributions that Fresenius Medical Care is making during the pandemic: “We have proven to our patients that we are there for them, no matter what. All of our production sites are fully operational and able to meet demand, our supply chains remain intact, and our clinics open. This is vital for our patients.”

The CEO confirmed the company’s 2020 outlook, with revenue and net income growth in the mid to high single-digit range expected. “Our strong performance in the first half of the year proves the resilience of our vertically integrated business model, and it shows our strength in taking care of people — even in a challenging environment,” said Powell. “Summing up, we intend to continue our success story. Fresenius Medical Care is well-positioned to grow further — this year and in the post-COVID era.”

In addition, Powell outlined the company’s Global Sustainability Program, which was started last year and is under his direct responsibility. Management Board members’ compensation will in future also be oriented to this program. The new compensation system, which includes a non-financial performance target, was approved by the Annual General Meeting with a large majority.

A large shareholder majority of 99.89 percent also approved the company’s 23rd consecutive dividend increase. The dividend will be raised by 3 percent, to €1.20 per share.

Shareholder majorities of 96.60 and 94.58 percent, respectively, approved the actions of the General Partner and the Supervisory Board in 2019.

At the virtual Annual General Meeting, 79 percent of the registered capital was represented.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,036 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 347,683 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.